UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated May 26, 2017.

Autonomous City of Buenos Aires, May 26, 2017

Messrs.

Argentine Securities Commission

Autonomous City of Buenos Aires

Re: Sale of shares of Viñas del Monte S.A.

To whom it may concern,

I am pleased to inform you that, on May 26, 2017, Grupo Supervielle S.A., its subsidiary Sofital S.A.F. e I.I. and Mr. Julio Patricio Supervielle completed the transfer of their full shareholdings of Viñas del Monte S.A., a marginal and non-strategic asset, as follows:

(i) Grupo Supervielle S.A. transferred a total of 904,142 common, registered, non-endorsable shares of nominal value AR$ 10 each and one vote per share as follows: (a) to Mr. Ramón Francisco Federico (DNI 11,452,264) the amount of 452,071 shares; and (b) to Mr. Guillermo Héctor Federico (DNI 10,702,449) the amount of 452,071 shares;

(ii) Sofital S.A.F. e I.I. transferred a total of 47,000 common, registered, non-endorsable common shares of nominal value AR$ 10 each and one vote per share as follows: (a) to Mr. Ramón Francisco Federico (DNI 11,452,264) the amount of 23,500 shares; and (b) to Mr. Guillermo Héctor Federico (DNI 10,702,449) the amount of 23,500 shares; and

(iii) Mr. Julio Patricio Supervielle (DNI 12,601,346) transferred a total of 2,618 common, registered, non-endorsable shares of nominal value AR$ 10 each and one vote per share as follows: (a) to Mr. Ramón Francisco Federico (DNI 11,452,264) the amount of 1,309 shares; and (b) to Mr. Guillermo Héctor Federico (DNI 10,702,449) the amount of 1,309 shares.

The aforementioned sale transactions were made in the aggregate of: (a) US$ 1,500,000, plus or minus (b) the result of the difference between the sales value of the 2017 harvest of grapes of Viñas del Monte S.A. and the financial debt (debt contracted by said company at the closing date, with financial entities of the Republic of Argentine and in accordance with its financial statements and its statement of financial position).

Yours faithfully,

/s/ Emérico Alejandro Stengel
Emérico Alejandro Stengel

Second Vice-Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 30, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer